FORM 11-K

                SECURITIES AND EXCHANGE COMMISSION

                       Washington, DC 20549
                        ------------------

        (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

           For the fiscal year ended December 31, 1997

                                OR

        ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE
                            REQUIRED)


                    Commission File No. 1-9294

                       IMO INDUSTRIES INC.
                  EMPLOYEES STOCK SAVINGS PLAN

                     (Full Title of the Plan)


                       Imo Industries Inc.
                         1009 Lenox Drive
                     Lawrenceville, NJ 08648

              (Name of Issuer of the Securities Held
               Pursuant to the Plan and the Address
                of its Principal Executive Office)









          IMO INDUSTRIES INC. EMPLOYEES STOCK SAVING PLAN

                    ANNUAL REPORT ON FORM 11-K

                         December 31, 1997

                               INDEX






SIGNATURE PAGE

AUDITED FINANCIAL STATEMENTS

   Report of Independent Public Accountants
   Report of Independent Auditors
   Statements of Net Assets Available for Plan Benefits
   Statements of Changes in Net Assets Available for Plan Benefits Notes to Financial Statements

SUPPLEMENTARY INFORMATION

   Schedule I - Schedule of Assets Held for  Investment  Purposes
   Schedule II - Schedule  of  Reportable  Transactions
   Schedule II - Item 27b - Schedule of Loans or Fixed Income Obligations




                            SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.




IMO INDUSTRIES INC.
EMPLOYEES STOCK SAVINGS PLAN
(Name of Plan)

/s/ John A. Young
John A. Young
Vice President and Chief Financial Officer
Imo Industries Inc.

For Administrative Committee

Date:  August 6, 1998




Report of Independent Public Accountants


To the Administrative Committee of the
Imo Industries Inc.
Employees Stock Savings Plan:

We have audited the accompanying statement of net assets available for plan benefits of the Imo Industries Inc. Employees Stock Savings Plan as of December 31, 1997, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997, and the changes in its net assets available for plan benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997, reportable transactions and loan and fixed income obligations for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audit of the financial statements, and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.




Richmond, Virginia
July 10, 1998

                  REPORT OF INDEPENDENT AUDITORS


Administrative  Committee  of the Imo  Industries  Inc.  Employees
Stock Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of the Imo Industries Inc. Employees Stock Savings Plan as of December 31, 1996. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1996, in conformity with generally accepted accounting principles.




Ernst & Young LLP
Princeton, New Jersey
June 23, 1997






                                  Imo Industries Inc.
                             Employees Stock Savings Plan


                  Statement of Net Assets Available for Plan Benefits
                                As of December 31, 1997





                 Imo                                       SEI
             Industries    Merrill     SEI       SEI      Small                  SEI
                 Inc.      Lynch       Equity   S&P500     Cap       Scudder    Stable    Loans
                Common     Capital     Income   Index     Growth   Internat.    Asset      to
                 Stock     Fund        Fund      Fund      Fund       Fund       Fund  Participants   Other     Total

Investments, at
 fair value
 (Note 2):

Imo Industries
 Inc. Common
 Stock          $   -  $       -   $       - $        - $       -   $     -    $       - $      -     $    - $       -

Mutual fund         -   13,320,665  2,057,683 10,033,921 2,208,494   738,809           -        -          -  28,359,572

Collective Trust
 Fund (at cost
 which approximates
 market)            -          -           -          -         -         -    29,572,791       -          -  29,572,791
                --------  --------   ---------  ---------  --------  --------  -----------  -------   ------  ----------
Total investments   -   13,320,665  2,057,683 10,033,921 2,208,494   738,809   29,572,791       -          -  57,932,363

Loans to
 participants       -          -           -          -         -         -            -    913,985        -     913,985

Other               -          -           -          -         -         -            -      -      (27,729)    (27,729)
                --------  --------   ---------  ---------  --------  --------  -----------  -------   -------  ----------
Net assets
 available for
 plan benefits  $   -  $13,320,665 $2,057,683 $10,033,921 $2,208,494 $738,809 $29,572,791  $913,985 $(27,729) $58,818,619
                ========  ========  ==========  =========  =========  =======  ===========  ========  =======  ==========
 The accompanying notes are an integral part of this statement.




                                  Imo Industries Inc.
                             Employees Stock Savings Plan


                  Statement of Net Assets Available for Plan Benefits
                                As of December 31, 1996


                Imo                                       SEI
             Industries    Merrill     SEI       SEI      Small                  SEI
                 Inc.      Lynch       Equity   S&P500     Cap       Scudder    Stable    Loans
                Common     Capital     Income   Index     Growth   Internat.    Asset      to
                 Stock     Fund        Fund      Fund      Fund       Fund       Fund  Participants   Other     Total

Investments, at
 fair value
 (Note 2):

Imo Industries
 Inc. Common
 Stock        $4,030,980 $      -   $      -  $       -  $      -    $    -    $       - $      -     $    -  $4,030,980

Mutual fund         -   12,535,161  1,142,091  6,992,553 1,461,675   495,554           -        -          -  22,627,034

Collective Trust
 Fund (at cost
 which approximates
 market)            -          -           -          -         -         -    25,090,826       -          -  25,090,826
                --------  --------   ---------  ---------  --------  --------  -----------  -------   ------  ----------
Total
 investments   4,030,980 12,535,161 1,142,091  6,992,553 1,461,675   495,554   25,090,826       -          -  51,748,840

Cash and cash
 equivalents     122,125       -           -          -         -         -            -        -          -     122,125

Accrued
 dividends          -      575,207         -          -         -         -            -        -          -     575,207

Loans to
 participants       -          -           -          -         -         -            -   1,000,336       -   1,000,336
                --------  --------   ---------  ---------  --------  --------  -----------  -------   -------  ----------
Net assets
 available for
 plan benefits $4,153,105 $13,110,368 $1,142,091 $6,992,553 $1,461,675 $495,554 $25,090,826 $1,000,336 $   - $53,446,508
                ========  ========  ==========  ==========  ========= ======== ===========  ========  =======  ==========
The accompanying notes are an integral part of this statement.




                                  Imo Industries Inc.
                             Employees Stock Savings Plan


            Statement of Changes in Net Assets Available for Plan Benefits
                         For the Year Ended December 31, 1997


                 Imo                                       SEI
             Industries    Merrill     SEI       SEI      Small                  SEI
                 Inc.      Lynch       Equity   S&P500     Cap       Scudder    Stable              Loans
                Common     Capital     Income   Index     Growth   Internat.    Asset                 to
                 Stock     Fund        Fund      Fund      Fund       Fund       Fund    Other    Participants  Total

Investment income:
 Interest        $     -  $     -   $      -  $      -  $      -   $     -     $1,626,391 $   -    $      -  $1,626,391
 Dividends             -  1,173,220  411,534    202,300    84,422    80,139           -       -           -   1,951,615
 Net realized
  and unrealized
  gains(losses) 5,984,881 1,531,565  (18,465) 2,109,927     1,650   (42,717)       78,301     -           -   9,645,142
                --------- ---------  -------  ---------    ------    -------     --------  ------   -------- ----------
Total investment
 income         5,984,881 2,704,785  393,069  2,312,227    86,072    37,422     1,704,692     -           -  13,223,148

Contributions:
 Employee         216,714   612,397  178,297    634,241   232,094   124,670     1,030,589     -           -   3,029,002
 Employer         385,909    40,056   12,303     42,864    15,348     8,451        82,432     -           -     587,363
 Rollover           3,750     2,356    9,191     22,758    15,901     6,187         1,150     -           -      61,293
                ---------- --------- -------  ---------   --------   -------     --------  ------   -------- ----------
 Total
  contributions   606,373   654,809  199,791    699,863   263,343   139,308     1,114,171     -           -   3,677,658

Distribution to
  participants   (363,449)(1,923,225)(553,358)(1,434,831)(341,400) (123,219)   (6,574,168)    -           - (11,313,650)

Net loan activity  (1,116)   (16,607)  9,433     30,010     5,696     2,823      (131,204)    -      (86,351)  (187,316)

Other                   -        -         -         -         -        -             -   (27,729)        -     (27,729)

Net interfund
  transfers   (10,379,794)(1,209,465) 866,657  1,434,099  733,108   186,921     8,368,474     -           -          -
                ---------- ---------- -------  ---------  --------  --------    ----------  ------   -------- ---------
Net increase
  (decrease)   (4,153,105)   210,297  915,592  3,041,368  746,819   243,255     4,481,965 (27,729)   (86,351) 5,372,111

Net assets
  available for
  plan benefits,
  at beginning of
  year          4,153,105 13,110,368 1,142,091 6,992,553 1,461,675  495,554    25,090,826     -    1,000,336 53,446,508

Net assets
  available for
  plan benefits,
  at end of year $   -   $13,320,665 $2,057,683 $10,033,921 $2,208,494 $738,809 $29,572,791 $(27,729) 913,985 $58,818,619
                ========= ========== ==========  ========== ========== ======== ===========  ========  ======= =========

 The accompanying notes are an integral part of this statement.





                                  Imo Industries Inc.
                             Employees Stock Savings Plan


                             Notes to Financial Statements
                                As of December 31, 1997


1.  Plan Description:

General

The following description of the Imo Industries Inc. Employees Stock Savings Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

The Plan is a defined contribution employee benefit plan in which substantially all employees of Imo Industries Inc. and its subsidiaries (the "Company") may participate on the first day of the month following the date of hire. The following employees are not eligible to participate in the Plan: (i) employees whose employment contracts exclude them from participation; (ii) members of a collective bargaining unit covered by a collective bargaining agreement that does not specifically provide for their coverage; (iii) temporary hourly-paid employees who work less than 1,020 hours per year; (iv) employees who are employed at a division or facility specifically excluded from participation; and
(v) employees paid on a non-United States payroll.

Contributions

Under the Plan, eligible employees may contribute from 1 percent to 12 percent of their compensation on a pre-tax basis, up to a maximum of $9,500 for the 1997 calendar year. The Company may provide a matching contribution. Effective July 1, 1995, the Company restored its matching contribution, previously suspended in July 1992, at 25 percent of the first 6 percent of each participant's pre-tax contribution. A participant's interest in pre-tax contributions and the
Company's matching contributions is at all times 100 percent vested and nonforfeitable. Distributions are made upon a participant's death, disability or other termination of employment; however, limited withdrawal rights in the event of financial hardship apply with respect to a participant's pre-tax contributions. A participant's right or interest under the Plan is not transferable or assignable.

Loans to Participants

Effective January 1, 1995, the Plan was amended to allow for participant loans. Under the new provisions, participants who are active employees of the Company may borrow from their fund accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50 percent of their account balance. Principal repayments and interest are deposited into the participant's account through payroll deductions. Loans must be repaid in full within five years. Upon termination of employment from the Company any outstanding loan balance must be repaid within 90 days.

Investment Options

Participants may elect to have their pre-tax contributions invested in any of the following investments in 1 percent increments: (i) Merrill Lynch Capital Fund, Inc., a mutual fund investing in equity, debt and convertible securities;
(ii) SEI Stable Asset Fund, a collective trust fund consisting primarily of guaranteed insurance contracts; (iii) SEI Equity Income Fund, a mutual fund investing in stocks of large companies; (iv) SEI S&P 500 Index fund, a mutual fund investing in stocks of companies included in the S&P 500 index; (v) SEI
Small Cap Growth Fund, a mutual fund investing in stocks of small, growing companies; and (vi) Scudder International Fund, a mutual fund investing in stocks of companies in Europe, Asia, and South America. Participants may change their contribution rate once every thirty days. Changes in investment options for future contributions and redirection of investments may be done at any time.

Plan Administration

Overall responsibility for administering the Plan rests with the Board of Directors of the Company. The Plan administrator is responsible for the daily operation of the Plan. SEI Trust Company ("SEI") is trustee for the Plan (see
Note 7).

Plan Amendment and Termination

The Company has the right to amend the Plan in such manner as it may determine, provided that no such amendment may divert any portion of the vested account, cause the diversion of plan assets or, without stockholder approval, increase the maximum permitted rate of employer matching contributions. Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

2.  Significant Accounting Policies:

Cash and Cash Equivalents

Cash and cash equivalents consist of amounts temporarily invested by the trustee in a short-term income producing fund, pending the investment of the amounts in one of the Plan's investment alternatives.

Accounting for Investments

The Plan's investment in the Company's Common Stock is valued at the closing price on the last business day of the fiscal year on the New York Stock Exchange (see Note 6). The SEI Stable Asset Fund is valued at cost plus accrued interest which approximates market value. Shares of mutual funds are valued at the net asset value per share reported by such funds. Investment transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income is recorded on the ex-dividend date and interest income is accrued as earned.

Expenses

All Plan administrative expenses are paid by the Company. The Plan is not charged for these services.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the management of the Plan to make estimates and assumptions that affect the amount reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes

The Internal Revenue Service issued a letter of determination dated December 9, 1996, stating the Plan continues to be qualified under section 401(a) of the Internal Revenue Code (the "Code") and is, therefore, exempt from federal income taxation under section 501(a) of the Code. The Plan administrator is of the opinion that the Plan continues to operate as designed. Participants are not subject to federal income tax until amounts are distributed to them.

Reclassification

Certain prior year amounts have been reclassified to conform with the current year presentation.


3. Investments:

The cost of investments and number of shares or units held at December 31, 1997 and 1996, are as follows:
                                            1997                     1996
                                     Shares        Cost      Shares        Cost


Imo Industries Inc.Common Stock       -     $        -     1,289,913 $13,534,808
Merrill Lynch Capital Fund          385,994  11,746,609      403,709  11,809,842
SEI Equity Income Fund              136,814   2,307,521       77,280   1,214,280
SEI S&P 500 Index Fund              327,371   8,574,467      303,120   5,865,841
SEI Small Cap Growth Fund           132,882   2,410,654       91,653   1,720,265
Scudder International Fund           16,148     853,961        9,974     459,249
SEI Stable Asset Fund            29,572,791  29,572,791   25,090,826  25,090,826
                                            -----------              -----------
                                            $55,466,003              $59,695,111
                                            ===========              ===========


4. Withdrawals Payable:

At December 31, 1997 and 1996, there were no withdrawals requested but not yet paid.

5. Related-Party Transactions:

During 1997 and 1996, the Plan invested in a number of SEI mutual funds and Company common stock. These are related-party transactions and are identified as parties-in-interest in the accompanying schedules.

6. Plan Amendments:

Effective July 31, 1997, the Company's Common Stock Fund was frozen and liquidated. The proceeds were invested in other funds of the Plan in accordance with the stated contribution percentages of the participants. The Company's Common Stock Fund is no longer an investment option.

7. Subsequent Event:

Effective March 31, 1998, the Plan's trustee was changed from SEI to CIGNA.






                                                                  Schedule I



                                  Imo Industries Inc.
                             Employees Stock Savings Plan


                    Schedule of Assets Held for Investment Purposes
                                As of December 31, 1997



Identity of Issuer,
Borrower, Lessor or           Description of                     Current
   Similar Party                Investment             Cost        Value
---------------------          -------------         ----------  ----------
Merrill Lynch Capital Fund    Mutual fund -        $11,746,609  $13,320,665
                              385,994 shares

*SEI Equity Income Fund       Mutual fund -          2,307,521    2,057,683
                              136,814 shares

*SEI S&P 500 Index Fund       Mutual fund -         8,574,467    10,033,921
                              327,371 shares

*SEI Small Cap Growth Fund    Mutual fund -         2,410,654     2,208,494
                              132,882 shares

Scudder International Fund    Mutual fund -           853,961       738,809
                              16,148 shares

*SEI Stable Asset Fund        Collective trust -   29,572,791    29,572,791
                              29,572,791 shares
                                                   -----------   ----------
                                                  $55,466,003   $57,932,363
                                                   ===========   ==========
*Loans to                    Payment terms vary
Participants                 with interest rates
                             ranging from 9.25%
                             to 10%               $   913,985   $   913,985
                                                   ===========   ==========

The accompanying notes are an integral part of this schedule.
*Represents a party-in-interest.




                                                                   Schedule II



                                 Imo Industries, Inc.
                             Employees Stock Savings Plan

                          Schedule of Reportable Transactions
                         For the Year Ended December 31, 1997


                                      Number                 Number                Cost      Net
  Identity of Party      Description   of          Purchase    of        Sales      of       Gain
      Involved           of Asset   Transactions   Price  Transactions   Price     Asset    (Loss)
----------------------  ----------   ---------    --------  --------    -------   -------  --------
     Individual Transactions

* Imo Industries Inc      Common Stock     -           -         1     10,312,863 4,585,099 5,727,764

     Aggregate Transactions

* Imo Industries Inc.     Common Stock     -           -         3     10,346,578 4,600,395 5,746,183

* SEI Stable Asset Fund   Stable Asset   212   22,562,205        -             -         -         -
                           Fund

* SEI Stable Asset Fund   Stable Asset     -           -       226    18,128,710 18,128,710        -
                           Fund

  Merrill Lynch Capital   Mutual Fund    156    3,228,790        -             -          -        -
     Fund

  Merrill Lynch Capital   Mutual Fund      -           -       179     4,815,442  4,417,271   398,171
     Fund
* SEI S&P 500 Index Fund  Mutual Fund    192   6,179,463         -             -          -        -

* SEI S&P 500 Index Fund  Mutual Fund      -           -       192     5,397,485  4,604,931   792,554

* SEI Small Capital       Mutual Fund      -           -       166     3,205,980  3,004,843   201,137
     Growth Fund



* Represents a party-in-interest.
The accompanying notes are an integral part of this schedule.





                              Imo Industries Inc.
                         Employees Stock Savings Plan


           Item 27b - Schedule of Loans or Fixed Income Obligations
                     For the Year Ended December 31, 1997


                               Amount Received       Unpaid
                  Original     During the Year     Balance at                   Amount Overdue
Identity           Amount    Principal  Interest    Year-End    Description    Principal  Interest

*James P. Lewis  $7,030.00    $1,365.38 $301.$30    $3,395.85   Note dated     $3,395.85    $   -
 Route 1, Box 549                                               June 22, 1995,
 Louisburg,                                                     due March 22,
 NC  27549                                                      1999, 10%
                                                                interest

*David G. Haynes  1,080.00       318.74    42.61      326.96    Note dated        326.96        -
 323 White Pine                                                 July 24, 1995
 Circle                                                         due August 30,
 Florence,                                                      1998, 10%
 KY  41042                                                      interest





*Represents a party-in-interest
